

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2024

Elías Sacal Cababié
Chief Executive Officer
Murano Global Investments Ltd
F. C. de Cuernavaca 20, 12th floor, Lomas - Virreyes
Lomas de Chapultepec III Secc
Miguel Hidalgo, 11000 Mexico City, Mexico, CDMX

> **Re: Murano Global Investments Ltd**
> **Amendment No. 4 to Registration Statement on Form F-4**
> **Filed January 12, 2024**
> **File No. 333-273849**

Dear Elías Sacal Cababié:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Form F-4 filed January 12, 2024

General

1. Please update throughout the prospectus to reflect the most recent extension of the date by which HCM must complete a business combination.

2. Please provide a response to comment 14 of our letter dated September 5, 2023 regarding the impact of shareholder redemptions on your NASDAQ listing.

3. We note HCM's previous response dated November 16, 2022 to our comment letter dated November 15, 2022 regarding HCM's sponsor, officers and directors. With a view toward disclosure, please tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to

investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Hugo F. Triaca